UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 4, 2026, ProQR Therapeutics N.V. issued a press release titled “ProQR Announces Annual General Meeting of Shareholders to be Held June 2, 2026” and made available to its shareholders certain other materials in connection with such meeting.

Such materials are attached as exhibits to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: May 4, 2026	By:	/s/ Dennis Hom
Dennis Hom
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V. dated May 4, 2026.

99.2	Notice of the 2026 Annual General Meeting of Shareholders.

99.3	Explanatory Notes to the Agenda of the 2026 Annual General Meeting of Shareholders.

99.4	Proposed Form of Deed of Amendment of Articles of Association (Dutch Original).

99.5	Proposed Form of Deed of Amendment of Articles of Association (English Translation).

99.6	Proxy Form.